Exhibit 21.1
SUBSIDIARIES OF THE COMPANY

Name of Subsidiary	Jurisdiction	Doing Business As

Illumina UK, Limited	United Kingdom	Illumina UK, Limited
Illumina GmbH	Germany	Illumina GmbH
Illumina K.K.	Japan	Illumina K.K.
Illumina Singapore Pte. Ltd.	Singapore	Illumina Singapore Pte. Ltd
Illumina Canada	Canada	Illumina Canada
CyVera Corporation	Connecticut	CyVera Corporation
All listed subsidiaries are wholly-owned subsidiaries of Illumina, Inc.